Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, the Boeing Company (“Boeing” or “our”) had one class of securities, our common stock, par value $5.00 per share (“Common Stock”), registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following description of our capital stock is a summary and is subject to, and is qualified in its entirety by reference to the provisions of our Amended and Restated Certificate of Incorporation (the “Charter”) and our by-laws, as amended and restated (the “By-Laws”), copies of which are incorporated by reference as Exhibits 3.1 and 3.2 to our Annual Report on Form 10-K for the year ended December 31, 2019 of which this Exhibit 4.1 is a part.

DESCRIPTION OF CAPITAL STOCK
The total number of shares of capital stock authorized by the Charter is 1,220,000,000, consisting of 1,200,000,000 shares of Common Stock and 20,000,000 shares of preferred stock. Holders of Common Stock are entitled to receive such dividends as may be declared by Boeing’s board of directors out of legally available funds, and are entitled to share pro rata in any distributions to shareholders, subject to the preferences of any preferred stock which may be issued and to restrictions contained in agreements to which we are a party. No preemptive, conversion or redemption rights or sinking funds provisions are applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable. All holders of the Common Stock are entitled to one vote per share on all matters to be voted on by Boeing shareholders, including the election of directors. Shareholders do not have cumulative voting rights in election of directors. The affirmative vote of the holders of a majority of the shares present or represented by proxy and entitled to vote at a shareholders’ meeting is required for shareholder action, except for (1) the election of directors, in which case a nominee shall be elected to the board of directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election (except in the case of a contested election in which case the candidates receiving the greatest number of votes are elected as directors) and (2) amendments to the provisions in the By-Laws related to compensation and removal of officers, which require the approval of a majority of the outstanding shares entitled to vote for the election of directors.

The Charter authorizes the board of directors, without any further approval, to (1) divide the preferred stock into series, (2) designate each such series, (3) fix and determine dividend rights, (4) determine the price, terms and conditions on which shares of preferred stock may be redeemed, (5) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation, (6) determine any sinking fund provisions, and (7) establish any voting, preemption or conversion privileges.